Q4 and Full Year 2011 Earnings Conference Call February 29, 2012 Exhibit 99.2

Disclaimer

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words
“aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
•
inability to utilize the capacity of newly planned data centers and data center expansions;
• significant competition;
• cost and supply of electrical power;
•
data center industry over-capacity; and
•
performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”, “LTM”, and “Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

2011 Review 2 David Ruberg – Chief Executive Officer

FY 2011 Highlights

• Successful IPO
• Equipped space up 1,800 sqm to 62,800 sqm
• Announced and commenced 13,490 sqm
new builds across 7 markets
• Incl. 11,750 sqm across Amsterdam,
Frankfurt, London, and Paris
• Utilization rate of 75% at year end
• Monthly average churn of 0.5%
• Restructuring of sales and marketing
organizations largely complete
Key Operational Highlights
Significant Financial and Operational Accomplishments Made in 2011
• Revenue of €244.3 million
• Up 17% Y/Y
• Adjusted EBITDA of €97.6 million
• Up 23% Y/Y
• Adjusted EBITDA margin of 40.0%
• Net profit of €25.6 million
• Up 74% Y/Y
• CapEx of €162.0 million
(1)
• Underpin improvements and growth plans
Key Financial Highlights
(1) Capital Expenditures, including Intangible Assets.

Strong Growth Across the Cycle

Y/Y
Growth
Y/Y
Growth
Adj EBITDA
Margin (2)
(1) CAGR calculated as FY 2011 vs. FY 2008.
(2) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
Revenue by Quarter
Adj. EBITDA by Quarter
21 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

Communities of Interest Drive Value

Building Communities of Interest
• “Magnet” companies are a community catalyst
• Proximity to business partners highly valued
• Attract other high growth companies with robust
low latency connectivity needs
• Improved customer CapEx and OpEx economics
Interxion’s Core Target Segments
Digital Media &
Distribution
Enterprises
Financial
Services
Managed Services
Providers
Network
Providers
Significant Benefits to Interxion
• Lower cost of acquisition
• Enhanced pricing
• Reduced churn
• Higher long term margins
11% 12% 12% 16% 35%
10% 12% 11% 16% 36%
Dec 2011
Dec 2010
Diversification of Monthly Recurring Revenue (% of Total)

Expanding Facilities to Support Customer Needs
Includes expansion projects which add 500 or more square metres

Demand-driven Expansion With Significant New Capacity Available In 2012
Note: CapEx and Equipped Space are approximate and may change after project completion. Düsseldorf previously included in equipped space
(1) CapEx reflects the total for the listed project and may not be all invested in the current year.
• Equipped Space:  62,800 sqm at end 2011; ~75,000 sqm at end 2012
• User Power: 58 MW at end 2011; at least 75 MW at end 2012; potential of 102 MW from announced projects indicates project completed.
Project
CapEx Equipped
(€ millions)
Comment
Düsseldorf DÜS 1: Phase 2 Power Expansion 7 500 2Q 2011 Includes power and cooling expansion
London LON 1: Phase 9 Expansion 7 525 2Q 2011
Includes power expansion
Vienna VIE 1: Phase 3.1 Expansion 5 600 3Q 2011
Announced as a 2 phase project with 1,300 sqm and €12 million capex. Phase 2 timing TBD
Dublin DUB 2: Phase 3 Expansion 8 640 4Q 2011
1 MW customer available power increase
Stockholm STO 1: Phase 4 Expansion 5 500 1Q 2012 Existing campus power sufficient for increased space
Frankfurt FRA 7: New Build 21 1,550 1Q 2012
Includes an increase of 2.5MW customer power
London LON 2: New Build 38 1,700 2Q 2012
Announced together with 11 MW customer available power
Paris PAR 7: Phase 1 New Build 70 4,500 2Q 2012
Announced as a 2 phase project with 9,000 sqm and €130 million capex.
Contains 20 MW of customer power
Amsterdam AMS 6: New Build 60 4,000 4Q 2012
Announced with 10 MW customer available power
Target
Completion
(1)
Space (sqm)
Market Project

Interxion’s City of London Data Center

• Campus at prime City of London location
• >5,100 sqm of equipped space;
50% equipped within last 5 years
• Expanding to 7,000 sqm at end of 2Q 2012
• 11 MW upgrade to take user available
power up 2.5x
• Further campus space and power under
development
• Key hubs in close proximity to target communities:
• Financial hub: Established
• Media hub: Developing
• Cloud hub: Developing
Prime City Center Location with Substantial Opportunity to Grow
Central
London
City of
London
Interxion
London Campus

Financial Highlights 8 Josh Joshi – Chief Financial Officer

Q4 2011 Results

EUR millions
(except per share
amounts)
Q3 2011 Q4 2010
Q4 2011
Q4 vs Q3
2011
Q4 2011 vs
Q4 2010
Recurring revenue €58.2m €51.4m
€59.7m
3% 16%
Non-recurring revenue 3.8 4.1
4.7
24% 13%
Revenue 62.0 55.6
64.4
4% 16%
Gross profit 36.0 32.3
38.9
8% 21%
Gross margin % 58.1% 58.1%
60.4%
+230 bps +230 bps
Adjusted EBITDA (1) 25.0 21.4
27.1
8% 27%
Adjusted EBITDA Margin % 40.3% 38.5%
42.1%
+180 bps +360 bps
Operating profit 15.3 12.4
17.5
15% 41%
Profit before tax 10.1 6.3
12.6
25% 100%
Income tax (expense) (3.2) 3.2
(1.9)
(39%) nm
Net profit 6.9 9.5
10.6
55% 12%
EPS (diluted) (2) €0.10 €0.20
€0.16
60% nm
• Revenue of €64.4 million
• Up 16% Y/Y
• Recurring Revenue of €59.7 million
• 93% of Total
• Up 16% Y/Y
• Gross Margin of over 60%
• Adjusted EBITDA of €27.1 million
• Up 27% Y/Y
• Adjusted EBITDA margin of 42.1%,
up 360 bps Y/Y
• Net Profit of €10.6 million
• Up 12% Y/Y
(1) Adjustments to EBITDA include share-based payments, changes in provisions for onerous lease contracts, exceptional transaction costs, and exceptional income;
refer to appendix for reconciliation
(2) Year over Year comparisons for EPS not meaningful due to Jan. 2011 IPO

€23.5
€23.2
€23.9
€25.6
€24.8
€12.1 €12.1
€13.2
€13.3
€12.2
4Q10 1Q11 2Q11 3Q11 4Q11
Consistent Performance Across Key Reporting Segments

49.7%
France, Germany, Netherlands, and UK Rest of Europe
Revenue
Adj.
EBITDA
48.4% 49.8% 50.7%
54.4%
51.6% 52.1% 50.8% 51.4%
EBITDA
Margin
Note: Analysis excludes “Corporate & Other” segment
53.5%
4Q 2011
• Adj. EBITDA margin up 470 bps Y/Y
FY 2011
• Revenues of €146.8 million, up 19% Y/Y
• Recurring Revenue was 93% of total
• Adj. EBITDA of €74.8 million, up 29% Y/Y
4Q 2011
• Adj. EBITDA up 190 bps Y/Y
FY 2011
• Revenues of €97.5 million, up 15% Y/Y
• Recurring Revenue was 94% of total
• Adj. EBITDA of €50.7 million, up 18% Y/Y

2011 FY Results

EUR millions
(except per share amounts)
FY 2010 FY 2011
2011 vs
2010
2011
Guidance
Recurring revenue €193.0m
€228.3m
18%
Non-recurring revenue 15.4
16.0
4%
Revenue 208.4
244.3
17% €239 - €245
Gross profit 117.2
142.5
22%
Gross margin % 56.3%
58.3%
+210bps
Adjusted EBITDA (1) 79.2
97.6
23% €91 - €95
Adjusted EBITDA Margin % 38.0%
40.0%
+200bps
Operating profit 46.7
58.1
24%
Profit before tax 17.2
35.3
105%
Income tax (expense) (2.6)
(9.7)
280%
Net profit 14.7
25.6
74%
EPS (diluted) (2) €0.31
€0.39
nm
• Revenue of €244.3 million
• Up 17% Y/Y
• Geographic, segment and customer diversity
• Recurring Revenues €228.3 million
• 93% of Total
• Up 18% Y/Y
• Monthly average churn of 0.5%
• Adjusted EBITDA of €97.6 million
• Up 23% Y/Y
• Adjusted EBITDA margin of 40.0%
• Net profit up 74% Y/Y to €25.6 million
(1) Adjustments to EBITDA include share-based payments, changes in provisions for onerous lease contracts, exceptional transaction costs, and exceptional income;
refer to appendix for reconciliation
(2) Year over Year comparisons for EPS not meaningful due to Jan. 2011 IPO

Operating Leverage Delivering Profitable Growth 12 % of Revenue Operating Expenses as a % of Revenue Continue to Decline Adj. EBITDA Margin % Other Power Personnel Property 35% 37% 38% 40%

Demand driven capital expenditures
13
€ 49.5
€ 92.3
€ 101.1
€ 100.4
€ 162.0
2007 2008 2009 2010 2011
• €162.0 million total capital expenditures in 2011
– €126.7 million for expansion and upgrade
– €19.1 million for Paris 3 & 5 land / building
acquisitions
– €7.4 million for Intangible Assets
– €8.8 million for Maintenance & Other CapEx
• Continue to target >30% IRR returns on new
investments

Capital Expenditures, including Intangible Assets

Gross Historical
Data Center
Investment
(2)
Annual
Revenue
Gross
Profit
(64% Gross
Margin)
Annual Cash
Return
(3)
Maintenance
CapEx
(4-6% of Sales
Long Run)
Attractive Cash Returns
Case Study: Annual Cash Return on Investment in “Full” Data Centres
(1)

(1) “Full” data centers defined as those at 85% or greater utilization.
(2) Data center gross fixed asset cost (Gross PP&E) at historic exchange rates
(3) Annual cash return calculated as (Gross Margin less Maintenance CapEx) / Gross PP&E

Well Capitalized, with Ample Flexibility

• Proven ability to access public debt and
equity markets to fund growth
• Well capitalized structure and significant
cash balance; no near term maturities
• Recognized portion of deferred tax asset is
€38 million
• Significant future tax shield
€ millions
FY 2010 FY 2011
Cash & Cash Equivalents €99.1m €142.7m
Total Borrowings
(1)
258.5 257.4
Shareholders Equity 155.3 330.6
Total Capitalization 413.8 588.0
Total Debt / Total Capitalization 62.5% 43.8%
Gross Leverage Ratio
(2)
3.3x 2.7x
Net Leverage Ratio
(3)
2.1x 1.2x
(1)
Total Borrowings = 9.5% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2)
Gross Leverage Ratio =  (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings)  /  Latest Twelve Months Adjusted EBITDA.
(3)
Net Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings – Cash & Equivalents)  /  Latest Twelve Months Adjusted EBITDA.

Outlook & Concluding Remarks 16 David Ruberg – Chief Executive Officer

Guidance for 2012 17 Range (in millions) Revenue €275 – €285 Adjusted EBITDA €112 – €120 Capital Expenditures €170 – €190

Q&A

Strong Industry &
Secular
Fundamentals
Leading Position in
Attractive European
Data Center Market
Experienced
Management Team
with Proven Track
Record of
Execution
Premium, Diverse,
Network-centric and
Community-
focused
Customer Base
Attractive
Business Model
with Multiple
Growth Drivers and
Low Churn
Significant
Barriers to Entry

Appendix 19

Non-IFRS Reconciliations

EUR thousands
31-Dec 31-Dec 31-Dec 31-Dec 31-Dec 31-Dec 31-Dec 31-Dec
2011 2010 2011 2010 2011 2010 2011 2010
Reconciliation of adjusted EBITDA Reconciliation of adjusted EBITDA
Consolidated Rest of Europe
Adjusted EBITDA 27,101 21,380 97,637 79,203 Adjusted EBITDA 13,253 12,118 50,676 43,010
Income from subleases on unused data center sites 146 132 487 425
Exceptional income
146 132 487 425
Share-based payments (324) (233) (324) (233)
Exceptional general and administrative costs (324) (233) (324) (233)
(Increase)/decrease in provision for onerous lease contracts - 143 (18) (150)
EBITDA 12,929 11,885 50,352 42,777
IPO transaction costs
(iii)
- - (1,725) - Depreciation, amortization and impairments (2,673) (3,141) (12,371) (10,972)
Share-based payments (1,347) (615) (2,736) (1,684)
Operating profit 10,256 8,744 37,981 31,805
Exceptional general and administrative costs
(1,347) (472) (4,479) (1,834)
EBITDA 25,900 21,040 93,645 77,794
Depreciation, amortization and impairments (8,371) (8,625) (35,552) (31,108)
Operating profit 17,529 12,415 58,093 46,686
France, Germany, Netherlands, and UK Corporate and Other
Adjusted EBITDA 21,558 15,933 74,774 58,060 Adjusted EBITDA (7,710) (6,671) (27,813) (21,867)
Income from subleases on unused data center sites 146 132 487 425
Exceptional income 146 132 487 425
(Increase)/decrease in provision for onerous lease contracts - 143 (18) (150) IPO transaction costs
(iii)
- - (1,725) -
Share-based payments (368) (418) (368) (418) Share-based payments (655) 36 (2,044) (1,033)
Exceptional general and administrative costs
(368) (275) (386) (568)
Exceptional general and administrative costs
(655) 36 (3,769) (1,033)
EBITDA 21,336 15,790 74,875 57,917 EBITDA (8,365) (6,635) (31,582) (22,900)
Depreciation, amortization and impairments (5,272) (5,002) (21,289) (18,659) Depreciation, amortization and impairments (426) (482) (1,892) (1,477)
Operating profit 16,064 10,788 53,586 39,258 Operating profit (8,791) (7,117) (33,474) (24,377)
Three Months Ended Year Ended Three Months Ended Year Ended

Non-IFRS Reconciliations

Reconciliation of adjusted EBITDA
Consolidated Q1 2008 Q2 2008 Q3 2008 Q4 2008 FY 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 FY 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 FY 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 FY 2011
Adjusted EBITDA 10.3             11.9             12.9             13.1             48.3             14.1          15.7          16.0          16.9          62.7          17.4          19.6          20.8          21.4          79.2          22.2          23.3          25.0          27.1          97.6
Income from subleases on unused data center sites 0.1               0.1               0.1               0.2               0.5               0.1            0.1            0.1            0.1            0.5            0.1            0.1            0.1            0.1            0.4            0.1            0.1            0.1            0.1            0.5
Income on release of loan repayment obligations -               -               -               -               -               -            -            -            -            -            -            -            -            -            -            -            -            -            -            -
Net insurance compensation benefit -               -               -               1.8               1.8               0.3            -            -            -            0.3            -            -            -            -            -            -            -            -            -            -
Exceptional income 0.1               0.1               0.1               1.9               2.3               0.4            0.1            0.1            0.1            0.7            0.1            0.1            0.1            0.1            0.4            0.1            0.1            0.1            0.1            0.5
(Increase)/decrease in provision for onerous lease contracts (0.1)              (0.2)              (0.1)              (1.2)              (1.6)              (0.5)          (0.9)          (0.0)          (2.4)          (3.8)          (0.1)          (0.1)          (0.1)          0.1            (0.2)          (0.0)          -            -            -            (0.0)
IPO transaction costs (iii) -               -               -               -               -               -            -            -            -            -            -            -            -            -            -            (1.7)          -            -            -            (1.7)
Share-based payments (0.4)              (0.4)              (0.4)              (0.5)              (1.7)              (0.2)          (0.2)          (0.2)          (0.3)          (1.0)          (0.3)          (0.4)          (0.4)          (0.6)          (1.7)          (0.3)          (0.3)          (0.7)          (1.3)          (2.7)
Abandoned transation costs -               -               -               -               -               -            -            (4.8)          -            (4.8)          -            -            -            -            -            -            -            -            -            -
Personnel costs -               -               -               -               -               -            -            -            -            -            -            -            -            -            -            -            -            -            -            -
Exceptional general and administrative costs (0.5)              (0.6)              (0.4)              (1.7)              (3.3)              (0.7)          (1.0)          (5.1)          (2.7)          (9.5)          (0.4)          (0.5)          (0.5)          (0.5)          (1.8)          (2.1)          (0.3)          (0.7)          (1.3)          (4.5)
EBITDA 10.0             11.4             12.6             13.3             47.3             13.8          14.8          11.1          14.3          53.9          17.2          19.2          20.4          21.0          77.8          20.3          23.1          24.4          25.9          93.6
Depreciation, amortization and impairments (3.6)              (3.4)              (3.6)              (4.4)              (15.1)           (4.6)          (5.0)          (5.6)          (6.8)          (22.0)        (7.2)          (7.5)          (7.8)          (8.6)          (31.1)        (8.5)          (9.6)          (9.1)          (8.4)          (35.6)
Operating profit 6.4               8.0               8.9               8.9               32.2             9.1            9.8            5.5            7.5            32.0          10.0          11.7          12.6          12.4          46.7          11.7          13.5          15.3          17.5          58.1
EUR millions

Non-IFRS Reconciliations

Reconciliation of adjusted EBITDA
EUR millions
Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011
France, Germany, Netherlands, and UK
Adjusted EBITDA 12.7 14.7 14.7 15.9 16.8 18.0 18.5 21.6
Income from subleases on unused data center sites 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
Exceptional income 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1
(Increase)/decrease in provision for onerous lease contracts (0.1) (0.1) (0.1) 0.1 (0.0) - - -
IPO transaction costs (iii) - - - - - - - -
Share-based payments - - - (0.4) - - - (0.4)
Exceptional general and administrative costs (0.1) (0.1) (0.1) (0.3) (0.0) - - (0.4)
EBITDA 12.7 14.7 14.7 15.8 16.9 18.1 18.6 21.3
Depreciation, amortization and impairments (4.5) (4.5) (4.7) (5.0) (5.1) (5.8) (5.1) (5.3)
Operating profit 8.2 10.2 10.0 10.8 11.7 12.3 13.5 16.1
Rest of Europe
9.8 9.6 11.5 12.1 12.1 12.2 13.2 13.3
Income from subleases on unused data center sites - - - - - - - -
Exceptional income - - - - - - - -
(Increase)/decrease in provision for onerous lease contracts - - - - - - - -
IPO transaction costs (iii) - - - - - - - -
Share-based payments - - - (0.2) - - - (0.3)
Exceptional general and administrative costs - - - (0.2) - - - (0.3)
EBITDA 9.8 9.6 11.5 11.9 12.1 12.2 13.2 12.9
Depreciation, amortization and impairments (2.4) (2.6) (2.8) (3.1) (3.0) (3.3) (3.4) (2.7)
Operating profit 7.4 7.0 8.7 8.7 9.1 8.9 9.8 10.3
Corporate and Other
Adjusted EBITDA (5.0) (4.8) (5.4) (6.7) (6.7) (6.8) (6.6) (7.7)
Income from subleases on unused data center sites - - - - - - - -
Exceptional income - - - - - - - -
(Increase)/decrease in provision for onerous lease contracts - - - - - - - -
IPO transaction costs (iii) - - - - (1.7) - - -
Share-based payments (0.3) (0.4) (0.4) 0.0 (0.3) (0.3) (0.7) (0.7)
Exceptional general and administrative costs (0.3) (0.4) (0.4) 0.0 (2.1) (0.3) (0.7) (0.7)
EBITDA (5.3) (5.2) (5.8) (6.6) (8.7) (7.1) (7.3) (8.4)
Depreciation, amortization and impairments (0.3) (0.4) (0.3) (0.5) (0.4) (0.5) (0.6) (0.4)
Operating profit (5.6) (5.6) (6.1) (7.1) (9.1) (7.7) (7.9) (8.8)
Adjusted EBITDA

Definitions

Adjusted
EBITDA:
operating profit plus depreciation, amortization and impairment of assets adjusted to exclude share-based payments, income (charge) attributable to a defined benefit scheme, exceptional and non-recurring items and include share of profits (losses) of non-group companies.
Equipped Space:
the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
Recurring Revenue:
revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
LTM:
Last twelve months ended December 31, 2011, unless otherwise noted.
Churn:
contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month
Big 4:
France, Germany, Netherlands, and UK
Rest of Europe:
Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland